

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

May 27, 2014

Via E-mail
Mr. Marc G. Naughton
Chief Financial Officer
Cerner Corporation
2800 Rockcreek Parkway
North Kansas City, MO 64117

> **Re: Cerner Corporation**
> **Form 10-K for the Fiscal Year Ended December 28, 2013**
> **Filed February 5, 2014**
> **File No. 000-15386**

Dear Mr. Naughton:

We have reviewed your letter dated April 10, 2014 in connection with the above-referenced filing and have the following comments. In our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments. Unless otherwise noted, where prior comments are referred to they refer to our letter dated March 31, 2014.

Form 10-K for the Fiscal Year Ended December 28, 2013

Executive Compensation, page 34 (Incorporated by Reference From Definitive Proxy Statement on Schedule 14A Filed April 10, 2014)

Compensation Discussion and Analysis

Long-Term Incentive Plan Compensation, page 28

1. You indicate on page 29 that individual equity grants made to your NEOs in fiscal 2013 were based upon job responsibilities, performance during 2012 and contributions to the achievement of your financial and strategic objectives, anticipated future contributions to the company, market pay and stock wealth accumulation. Such generalized disclosure does not explain how you determined the specific equity grants made to each named

executive officer. In future filings please provide a more detailed discussion of how you considered and weighed each of the identified factors in determining the size of the equity grants actually awarded to each named executive officer.

Certain Transactions, page 51

2.   We note your disclosures describing the economic value of certain agreements with entities controlled by related parties. However, you do not appear to disclose the approximate dollar value of the amount of the related person's interest in the transaction. For example, you disclose that in connection with your 2012 contract with GRAND Construction to assist with managing the design and development of your Continuous Campus, you anticipate paying   GRAND Construction approximately $1.8 million, but you do not disclose the approximate dollar value of Messrs. Patterson and Mr. Illig's interest in the transaction. In your response letter, please disclose the dollar value of the related person's interest in the transactions described in this section. Refer to Item 404(a)(4) of Regulation S-K.

3.   We are unable to locate the agreements you entered into with Grand Construction, LLC, in 2012, to assist with managing the development, design and construction of your Continuous Campus and to develop certain leased ground into a parking lot. Please file these agreements, or provide your analysis for why they are not required to be filed. Refer to Item 601(b)(10)(ii)(A) of Regulation S-K.

Consolidated Financial Statements

Notes to Consolidated Financial Statements

(5) Receivables, page 58

4.   We note your response to prior comment 3 that Fujitsu Services Limited ("Fujitsu") has indicated that pursuant to the terms of your agreement with Fujitsu, it will not address the outstanding accounts and contracts receivable until it has resolved the claims between Fujitsu and The Secretary of State for Health in England and Wales ("the Authority") arising out of the termination of the Project Agreement between Fujitsu and the Authority. We further note that the dispute resolution proceedings between Fujitsu and the Authority are private and confidential and you are not a party to those proceedings. Thus, you do not have complete knowledge of the progress and status of such proceedings. Considering that recovery of your receivables is dependent on the resolution of claims between Fujitsu and the Authority, and that you don't have complete knowledge of the status of these proceedings, tell us why you don't believe there is at least a reasonable possibility that your estimates regarding collectability of such amounts might materially change in the near term. Further, please tell us the status of the proceedings relating to the claims between Fujitsu and NIS that you describe in

Mr. Marc G. Naughton
Cerner Corporation
May 27, 2014
Page 3

paragraph 3 of your response to comment 2 in your letter dated March 29, 2013, of which you are aware.

(11) Settlement Charges, page 63

5.   Please tell us the specific factors you considered in determining that the possibility of a loss was remote, both as of December 31, 2012 and September 30, 2013. Also, clarify the differences between the assumptions that you made in determining that the likelihood of a loss was remote and the factors that led to the unfavorable decision in the arbitration proceeding, and why you did not consider these factors as of September 28, 2013. Additionally, if such litigation was not disclosed under Item 3-Legal Proceedings based on your belief that it was non-material or routine litigation, please fully explain the basis for this belief. Explain how you evaluated the nature of both the claims as well as the recovery sought in reaching your conclusion. Your analysis should address the implications of this legal proceeding on disclosure obligations for each reporting period after the filing of the lawsuit.

You may contact Laura Veator, Staff Accountant, at (202) 551-3716 if you have questions regarding comments on the financial statements and related matters. Please contact Ivan Griswold, Staff Attorney, at (202) 551-3853 or Matthew Crispino, Staff Attorney, at (202) 551-3456 with any other questions. If you require further assistance, do not hesitate to contact me at (202) 551-3226.

Sincerely,

/s/ Craig Wilson

Craig Wilson
Senior Assistant Chief Accountant